FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	June	2009
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document
1.	Research In Motion Reports First Quarter Results

June 18, 2009
FOR IMMEDIATE RELEASE

RESEARCH IN MOTION REPORTS FIRST QUARTER RESULTS

Waterloo, ON – Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM), a world leader in the mobile communications market, today reported first quarter results for the three months ended May 30, 2009 (all figures in U.S. dollars and U.S. GAAP, except where indicated).

Revenue for the first quarter of fiscal 2010 was $3.42 billion, comparable with $3.46 billion in the previous quarter and up 53% from $2.24 billion in the same quarter of last year. The revenue breakdown for the quarter was approximately 81% for devices, 13% for service, 2% for software and 4% for other revenue.   During the quarter, RIM shipped approximately 7.8 million devices.

Approximately 3.8 million net new BlackBerry® subscriber accounts were added in the quarter.  At the end of the quarter, the total BlackBerry subscriber account base was approximately 28.5 million.

“We are starting fiscal 2010 with strong financial performance and impressive market share gains, including a 55% share of the U.S. smartphone market according to IDC’s latest estimate,” said Jim Balsillie, Co-CEO at RIM. “The industry leading BlackBerry product portfolio is driving strong customer demand around the world and our penetration of new market segments continues to expand. We are particularly excited about the strength of our product portfolio for fiscal 2010 and we are looking forward to driving continued growth and profitability in our business throughout the remainder of the year.”

GAAP net income for the quarter was $643.0 million, or $1.12 per share diluted, compared with net income of $518.3 million, or $0.90 per share diluted, in the prior quarter and net income of $482.5 million, or $0.84 per share diluted, in the same quarter last year.  Adjusted net income for the first quarter was $564.4 million, or $0.98 per share diluted.  Adjusted net income excludes the impact of certain unusual items that were recognized in the quarter, including a charge to selling, marketing and administration expense of $96.4 million relating to the payment of certain employee tax liabilities relating to certain exercised stock options and the foreign exchange impact relating to the previously disclosed enactment of the functional currency tax rules in Canada that became effective in the first quarter of fiscal 2010.  In addition, there was a benefit to RIM’s income tax provision of $175.1 million primarily as a result of the enactment of the functional currency tax rules.  These unusual items and their related impacts on net income, EPS and selling, marketing and administration expense are summarized in the table below:

Reconciliation of GAAP Net income to adjusted net income

	For the quarter ended May 30, 2009 (in thousands, except per share amounts)

	Selling, marketing and administration	Income before income taxes	Provision for income taxes	Net income	Diluted EPS

As reported	$ 514,291	$ 699,197	$ 56,167	$ 643,030	$ 1.12

Foreign exchange impact of enactment of functional currency tax rules	(54,300)	54,300	16,904	37,396	0.06

Provision for employee tax obligations for stock options	(42,132)	42,132	13,180	28,952	0.05

Tax benefit recorded on enactment of functional currency tax rules	-	-	145,000	(145,000)	(0.25)
Sub-total	(96,432)	96,432	175,084	(78,652)	(0.14)

Adjusted	$ 417,859	$ 795,629	$ 231,251	$ 564,378	$ 0.98

Note:  Adjusted selling, marketing and administration expense, adjusted income before taxes, adjusted provision for income taxes, adjusted net income and adjusted diluted EPS do not have any standardized meanings prescribed by GAAP and thus are not comparable to similarly titled measures reported by other issuers.  The Company believes that the presentation of adjusted net income and adjusted diluted EPS enables the Company and its shareholders to better assess RIM’s operating results relative to its operating results in prior periods and improves the comparability of the information presented.  Investors should consider these non-GAAP financial measures in the context of RIM’s GAAP results.

Revenue for the second quarter of fiscal 2010 ending August 29, 2009 is expected to be in the range of $3.45-$3.70 billion.  Gross margin for Q2 is expected to be approximately 43-44%.  Net subscriber account additions in the second quarter are expected to be in the range of 3.8-4.1 million.  Earnings per share for the second quarter are expected to be in the range of $0.94-$1.03 per share diluted.

The total of cash, cash equivalents, short-term and long-term investments was $2.42 billion as at May 30, 2009, compared to $2.24 billion at the end of the previous quarter, an increase of $180 million over the prior quarter. Cash flow from operations in Q1 was approximately $615 million which was offset primarily by capital asset and intangible asset acquisitions of approximately $310 million and business acquisitions of approximately $124 million.

A conference call and live webcast will be held beginning at 5 pm ET, June 18, 2009, which can be accessed by dialing 800-733-7571 (North America), 416-644-3415 (outside North America). The replay of the company’s Q1 conference call can be accessed after 7 pm ET, June 18, 2009 until midnight ET, July 2, 2009.  It can be accessed by dialing 416-640-1917 and entering passcode 21289979#.   The conference call will also appear on the RIM website live at 5 pm ET and will be archived at http://www.rim.com/investors/events/index.shtml.

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact: Marisa Conway Brodeur (PR Agency for RIM) (212) 336-7509 mconway@brodeur.com	Investor Contact: RIM Investor Relations (519) 888-7465 investor_relations@rim.com

###

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws, including statements relating to RIM's revenue, gross margin, earnings and net subscriber account additions expectations for the first quarter of fiscal 2010, customer demand, penetration of new markets, product initiatives and anticipated growth.  The terms and phrases “continue”, “expected”, “driving strong customer demand”, “looking forward" and similar terms and phrases are intended to identify these forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances including but not limited to general economic conditions, product pricing levels and competitive intensity, supply constraints and new product introductions.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: reduced spending by customers and other risks relating to the uncertainty of economic and geopolitical conditions; risks relating to RIM's intellectual property rights; RIM's ability to enhance current products and develop new products and services; RIM's reliance on carrier partners, third-party manufacturers, third-party network developers and suppliers; risks relating to the efficient and uninterrupted operation of RIM’s network operations center; risks related to RIM’s international operations; and intense competition.  These risk factors and others relating to RIM are discussed in greater detail in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F and RIM’s MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited.  RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries.  All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in thousands except per share data)(unaudited)

Consolidated Statements of Operations

	For the three months ended
	May 30, 2009	February 28, 2009	May 31, 2008

Revenue	$3,423,510	$3,463,193	$2,242,565
Cost of sales	1,931,985	2,079,615	1,105,208
Gross margin	1,491,525	1,383,578	1,137,357

Gross margin %	43.6%	40.0%	50.7%

Expenses
Research and development	219,777	182,535	127,776
Selling, marketing and
administration	514,291	406,493	326,592
Amortization	67,396	61,595	36,552
	801,464	650,623	490,920

Income from operations	690,061	732,955	646,437

Investment income	9,136	10,568	18,977

Income before income taxes	699,197	743,523	665,414

Provision for income taxes
Current	113,996	223,314	225,658
Deferred	(57,829)	1,950	(42,759)
	56,167	225,264	182,899

Net income	$643,030	$518,259	$482,515

Earnings per share
Basic	$1.13	$0.92	$0.86
Diluted	$1.12	$0.90	$0.84

Weighted average number of common shares outstanding (000’s)
Basic	566,787	566,105	563,564
Diluted	573,259	572,753	574,650

Total common shares outstanding (000's)	567,368	566,219	564,418

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in thousands except per share data)(unaudited)

Consolidated Balance Sheets

As at	May 30, 2009	February 28, 2009

Assets
Current
Cash and cash equivalents	$1,135,325	$835,546
Short-term investments	619,914	682,666
Trade receivables	2,337,983	2,112,117
Other receivables	216,963	157,728
Inventory	634,057	682,400
Other current assets	178,964	187,257
Deferred income tax asset	226,247	183,872
	5,349,453	4,841,586

Long-term investments	663,990	720,635
Capital assets	1,509,405	1,334,648
Intangible assets	1,171,551	1,066,527
Goodwill	141,067	137,572
Deferred income tax asset	-	404
	$8,835,466	$8,101,372

Liabilities
Current
Accounts payable	$612,784	$448,339
Accrued liabilities	1,496,676	1,238,602
Income taxes payable	92,323	361,460
Deferred revenue	63,916	53,834
Deferred income tax liability	-	13,116
	2,265,699	2,115,351

Deferred income tax liability	53,965	87,917
Income taxes payable	27,470	23,976
	2,347,134	2,227,244

Shareholders’ Equity
Capital stock	2,225,158	2,208,235
Treasury Shares	(39,666)	-
Retained earnings	4,188,740	3,545,710
Additional paid-in capital	127,593	119,726
Accumulated other comprehensive income (loss)	(13,493)	457
	6,488,332	5,874,128
	$8,835,466	$8,101,372

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in thousands except per share data)(unaudited)

Consolidated Statements of Cash Flows

	For the three months ended May 30, 2009	For the three months ended May 31, 2008

Cash flows from operating activities
Net income	$643,030	$482,515

Items not requiring an outlay of cash:
Amortization	128,541	56,679
Deferred income taxes	(57,516)	(42,751)
Income taxes payable	3,494	(425)
Stock-based compensation	12,701	9,900
Other	(25,589)	(1,869)
Net changes in working capital items	(90,038)	(498,533)
Net cash provided by operating activities	614,623	5,516

Cash flows from financing activities
Issuance of common shares	11,542	15,044
Excess tax benefits from stock-based compensation	547	10,693
Purchase of treasury shares	(39,666)	-
Repayment of debt	(6,099)	(83)
Net cash (used in) provided by financing activities	(33,676)	25,654

Cash flows from investing activities
Acquisition of long-term investments	(110,112)	(113,696)
Proceeds on sale or maturity of long-term investments	121,076	95,083
Acquisition of capital assets	(247,240)	(195,650)
Acquisition of intangible assets	(63,103)	(96,892)
Business acquisitions	(124,414)	-
Acquisition of short-term investments	(156,027)	(173,905)
Proceeds on sale or maturity of short-term investments	281,430	251,849
Net cash used in investing activities	(298,390)	(233,211)
Effect of foreign exchange gain on cash and cash equivalents	17,222	1,860
Net increase (decrease) in cash and cash equivalents for the
period	299,779	(200,181)

Cash and cash equivalents, beginning of period	835,546	1,184,398
Cash and cash equivalents, end of period	$1,135,325	$984,217

As at	May 30, 2009	February 28, 2009

Cash and cash equivalents	$1,135,325	$835,546
Short-term investments	619,914	682,666
Long-term investments	663,990	720,635
	$2,419,229	$2,238,847

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	June 18, 2009	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President, Investor Relations